                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year end December 31, 2000

                   ------------------------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to _________
     Commission file number ____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          OUTBACK STEAKHOUSE, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST

          Report on Audits of Financial Statements
          For the year ended December 31, 2000

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K)
PLAN AND TRUST
REPORT ON AUDITS OF FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

TABLE OF CONTENTS


                                                                                PAGE(S)
                                                                                -------
Reports of Independent Certified Public Accountants                                  1

Financial Statements:

  Statements of Net Assets Available for Benefits
    as of December 31, 2000 and 1999                                                 2

  Statements of Changes in Net Assets Available for Benefits
   for the years ended December 31, 2000 and 1999                                    3

  Notes to Financial Statements                                                    4-8

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at End of Year                     9

  Schedule of Reportable Transactions                                               10

  Schedule of Nonexempt Transactions                                             11-12

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Participants and Administrator of the Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Tampa, Florida
June 28, 2001

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999


                                                  2000               1999
                                              -----------        -----------
ASSETS

Cash                                          $     4,442        $    18,224
Investments                                    20,476,150         16,048,981

Receivables:
  Participant contributions                       310,060            123,949
  Employer contributions                          700,000                 --
  Pending settlement                                2,456                 --
                                              -----------        -----------

  Net assets available for benefits           $21,493,108        $16,191,154
                                              ===========        ===========

   The accompanying notes are an integral part of these financial statements.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                               2000                 1999
                                                                           ------------         -----------
Additions to net assets attributed to:
  Investment income:
    Net (depreciation) appreciation in fair value of investments           $ (2,429,597)        $ 1,515,536
    Interest and dividend income                                                849,257             552,732
                                                                           ------------         -----------
                                                                             (1,580,340)          2,068,268
                                                                           ------------         -----------
  Contributions:
    Participant                                                               4,274,622           3,389,760
    Participant rollovers                                                       138,958              94,368
    Employer                                                                    700,000                  --
                                                                           ------------         -----------
                                                                              5,113,580           3,484,128
                                                                           ------------         -----------
        Total additions                                                       3,533,240           5,552,396
                                                                           ------------         -----------
Deductions from net assets attributed to:
  Benefits paid to participants                                               1,350,633           1,049,589
  Other                                                                          19,279                  --
                                                                           ------------         -----------

        Total deductions                                                      1,369,912           1,049,589
                                                                           ------------         -----------

Net increase                                                                  2,163,328           4,502,807

Transfer of assets from the Outback Steakhouse, Inc.
  Employees Stock Ownership Plan                                              3,138,626                  --
                                                                           ------------         -----------
                                                                              5,301,954           4,502,807

Net assets available for benefits:
  Beginning of year                                                          16,191,154          11,688,347
                                                                           ------------         -----------

  End of year                                                              $ 21,493,108         $16,191,154
                                                                           ============         ===========

   The accompanying notes are an integral part of these financial statements.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF THE PLAN:

         The following description of the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan established by Outback Steakhouse, Inc. and its wholly-owned subsidiaries (the "Company") as of January 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         During fiscal 2000, the Plan was amended to provide for a profit sharing contribution in addition to the employer matching contribution already permitted under the Plan. Additionally, the Plan was amended effective June 1, 2000 to provide for the merger of the assets and liabilities of certain salaried employees held in the Outback Steakhouse, Inc. Employees Stock Ownership Plan (the "ESOP") into the Plan. Shares with a market value at date of transfer of $3,138,626 were transferred from the ESOP to the Plan effective June 15, 2000.

         ELIGIBILITY

         Substantially all of the Company's salaried employees, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan.

         CONTRIBUTIONS

         Each year, participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Contributions to the Plan were limited by any contributions made to a participant's Employees' Stock Ownership Plan account. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

         Additional amounts may be contributed by the Company at the discretion of the Company's board of directors in the form of a matching or profit sharing contribution. Employer matching contributions are allocated in the ratio of a participant's total elective deferrals for the Plan year to the total elective deferrals of all participants for the Plan year. The profit sharing contribution is allocated to participants employed by Company on the last day of the Plan year based on the ratio of a participant's compensation for the plan year to the compensation of all participants for the Plan year.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


         The Company declared a profit sharing contribution of $700,000 for fiscal 2000. There were no other employer contributions in 1999 or 2000.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, a prorata share of the Plan's earnings, and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contributions, plus actual earnings thereon, is based on years of credited service. Participants are vested 100% in employer contributions after they achieve five years of credited service with the Company.

         INVESTMENT OPTIONS

         At the time of enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, in any of the seven core investment options. Once enrolled, a participant may direct his or her investment options to include any of the additional twenty-one non-core investment options

         PARTICIPANT LOANS

         Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant's vested account balance. Such loans are collateralized by each respective participant's account with interest and principal payments being credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years. The interest for loans is determined as of the first day of each calendar quarter at an interest rate commensurate with local prevailing rates as determined by the Trustee.

         PAYMENT OF BENEFITS

         Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment or installment payments payable in cash or in kind over a period not to exceed the participant's expected future lifetime or the joint expected future lifetime of the participant and spouse. In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement. A maximum of four such withdrawals are permitted annually.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


         FORFEITED ACCOUNTS

         Forfeitures are used to pay Plan expenses and reduce the Company's profit sharing and/or matching contribution for the Plan year in which the forfeiture occurs. As of December 31, 2000 and 1999, there were no forfeitures.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

         Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         ADMINISTRATIVE EXPENSES

         Certain expenses incurred in connection with the Plan's administration are paid by the Company and are not included in the accompanying financial statements.

3.       INVESTMENTS:

         The following table presents fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately stated.

                                                                      DECEMBER 31,
                                                                2000               1999
                                                             -----------        -----------
Investments, at fair value as determined by quoted
    market prices:
  Mutual funds                                               $12,306,192        $11,270,116
  Outback Steakhouse, Inc. common stock                        5,409,708          2,733,690
  Common/collective trust                                      1,100,521            813,815
  Participant loans                                            1,659,729          1,231,360
                                                             -----------        -----------

Total investments                                            $20,476,150        $16,048,981
                                                             ===========        ===========

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


         During 2000 and 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value, as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   2000                 1999
                                                -----------         -----------
Mutual funds                                    $(1,890,540)        $ 1,567,100
Outback Steakhouse, Inc. common stock              (539,057)            (51,464)
Common/collective trust                                  --                (100)
                                                -----------         -----------
                                                $(2,429,597)        $ 1,515,536
                                                ===========         ===========

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of Company stock and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.       TAX STATUS

         The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.       NONEXEMPT TRANSACTIONS

         The Company has identified $584,801 of certain 2000 employee contributions to the Plan that were not remitted within the fifteen business days following the end of the month in which the amounts are contributed or withheld from employees' payroll, as required by ERISA.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


8.       CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Plan participants have the option to invest in twenty-eight different investment options.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR


         IDENTITY OF ISSUE, BORROWER,                         DESCRIPTION OF                     CURRENT
          LESSOR, OR SIMILAR PARTY                              INVESTMENT                        VALUE
---------------------------------------------            -----------------------              ------------
Outback Steakhouse, Inc.*                                   Common Stock Fund                  $ 5,409,708
                                                                                              ------------

Merrill Lynch Retirement Preservation Trust*             Common/Collective Trust                 1,100,521
                                                                                              ------------

AIM International Equity Fund Class A*                         Mutual Fund                       2,353,596
AIM Weingarten Fund Class A                                    Mutual Fund                         317,028
Alliance Quasar Fund Class A                                   Mutual Fund                          11,288
Davis New York Venture Fund Class A                            Mutual Fund                          64,282
Davis Series Financial Fund Class A                            Mutual Fund                             365
Evergreen Growth & Income Fund Class A                         Mutual Fund                          34,790
GAM Global Fund Class A                                        Mutual Fund                           6,037
GAM North America Fund Class A                                 Mutual Fund                          14,227
Lord Abbett Developing Growth Fund Class P                     Mutual Fund                          68,354
Massachusetts Investors Trust Class A                          Mutual Fund                          83,144
Mercury Low Duration Investor Class A                          Mutual Fund                           1,895
Merrill Lynch Balances Capital Fund Class D*                   Mutual Fund                       1,714,222
Merrill Lynch Basic Value Fund Class D                         Mutual Fund                           4,202
Merrill Lynch Fundamental Growth Fund Class D                  Mutual Fund                         351,996
Merrill Lynch S&P 500 Index Fund Class A*                      Mutual Fund                       5,121,030
Merrill Lynch Small Cap Valve fund Class A                     Mutual Fund                         107,595
Oppenheimer Capital Appreciation Fund Class A                  Mutual Fund                         570,125
Oppenheimer Quest Global Value Fund Class A                    Mutual Fund                          91,609
Oppenheimer Strategic Income Fund Class A                      Mutual Fund                           8,536
PIMCO Mid Cap Growth Fund Class A                              Mutual Fund                         232,035
PIMCO Small Cap Value Fund Class A                             Mutual Fund                           8,237
PIMCO Total Return Fund Class A                                Mutual Fund                         311,442
Pioneer Growth Shares Fund Class A                             Mutual Fund                          72,221
State Street Research Alpha Fund Class A                       Mutual Fund                         725,419
State Street Research Government Income Fund                   Mutual Fund                          15,141
Van Kamp Growth & Income Fund Class B                          Mutual Fund                          17,376
                                                                                              ------------

Total Mutual Funds                                                                              12,306,192
                                                                                              ------------

Participant Loans*                                              Loan Fund                        1,659,729
                                                                                              ------------

Total                                                                                         $ 20,476,150
                                                                                              ============

* Items represent investments that are greater than 5% of the Plan's net assets.

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS


                                                                                                                NET GAIN/
                                                                                          CURRENT VALUE         (LOSS) ON
      IDENTITY OF            DESCRIPTION       PURCHASE       SELLING       COST OF        OF ASSET ON             EACH
    PARTY INVOLVED            OF ASSET          PRICE          PRICE         ASSET      TRANSACTION DATE       TRANSACTION
Outback Steakhouse, Inc.    Common stock     $ 3,138,626         --      $ 3,138,626       $3,138,626              --

OUTBACK STEAKHOUSE, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

SCHEDULE OF NONEXEMPT TRANSACTIONS



                                                      DESCRIPTION OF TRANSACTION
                          RELATIONSHIP TO PLAN,        INCLUDING MATURITY DATE,
      IDENTITY OF           EMPLOYER OR OTHER       RATE OF INTEREST, COLLATERAL,    PURCHASE    SELLING    LEASE
    PARTY INVOLVED          PARTY-IN-INTEREST           PAR OR MATURITY VALUE          PRICE      PRICE     RENTAL
Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 12/21/2000,
                                                       remitted 02/13/2001

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 10/20/2000,
                                                       remitted 10/24/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 06/21/2000,
                                                       remitted 07/05/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 04/21/2000,
                                                       remitted 04/26/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 04/21/1999,
                                                       remitted 05/01/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 03/21/2000,
                                                       remitted 03/24/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions      --         --         --
                                                  not timely remitted to the Plan;
                                                   contributions due 03/21/2000,
                                                       remitted 04/04/2000

                               EXPENSES
                               INCURRED                                   NET GAIN/
                            IN CONNECTION                  CURRENT        (LOSS) ON
      IDENTITY OF                WITH         COST OF      VALUE OF          EACH
    PARTY INVOLVED           TRANSACTION       ASSET        ASSET        TRANSACTION
Outback Steakhouse, Inc.         --          $ 129,373    $ 129,373           --




Outback Steakhouse, Inc.         --              3,847        3,847           --




Outback Steakhouse, Inc.         --                699          699           --




Outback Steakhouse, Inc.         --            157,211      157,211           --




Outback Steakhouse, Inc.         --              3,034        3,034           --




Outback Steakhouse, Inc.         --             18,095       18,095           --




Outback Steakhouse, Inc.         --              4,336        4,336           --

OUTBACK STEAKHOUSE, INC.

SALARIED EMPLOYEES 401(K) PLAN AND TRUST
SCHEDULE OF NONEXEMPT TRANSACTIONS



                                                      DESCRIPTION OF TRANSACTION
                          RELATIONSHIP TO PLAN,        INCLUDING MATURITY DATE,
      IDENTITY OF           EMPLOYER OR OTHER       RATE OF INTEREST, COLLATERAL,    PURCHASE    SELLING    LEASE
    PARTY INVOLVED          PARTY-IN-INTEREST           PAR OR MATURITY VALUE          PRICE      PRICE     RENTAL
Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 03/21/2000,
                                                       remitted 03/24/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 03/21/2000,
                                                       remitted 03/24/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 02/21/2000,
                                                       remitted 02/22/2000

Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 02/21/2000,
                                                       remitted 02/22/2000


Outback Steakhouse, Inc.      Plan Sponsor         Overdue employee contributions       --         --         --
                                                  not timely remitted to the Plan;
                                                   Contributions due 02/21/2000,
                                                       remitted 02/28/2000

                             EXPENSES
                             INCURRED                                   NET GAIN/
                          IN CONNECTION                  CURRENT        (LOSS) ON
      IDENTITY OF              WITH         COST OF      VALUE OF          EACH
    PARTY INVOLVED         TRANSACTION       ASSET        ASSET        TRANSACTION
Outback Steakhouse, Inc.        --              385           385           --




Outback Steakhouse, Inc.        --              385           385           --




Outback Steakhouse, Inc.        --          134,996       134,996           --




Outback Steakhouse, Inc.        --           18,228        18,228           --





Outback Steakhouse, Inc.        --          114,212       114,212           --

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       PLAN ADMINISTRATOR



                                       OUTBACK STEAKHOUSE, INC.



                                       By: /s/ Robert S. Merritt
                                           Robert S. Merritt
                                           Senior Vice President
                                           Chief Financial Officer and Treasurer


Dated: June 29, 2001